Suite 920 - 475 West Georgia Street
Vancouver, BC V6B 4M9
telephone: 604.689-7317 facsimile: 604.688.0094

NEWS RELEASE

For Immediate Release

FIRST QUARTER FINANCIAL RESULTS

Vancouver, May 30, 2006- Luna Gold Corp. (TSXV-LGC.U) (the "Company") announces financial results for its first quarter ended March 31, 2006.

The Company incurred a net loss of US$125,039 for the three-month period ended March 31, 2006, resulting in a net loss per share of $0.01 compared to a net loss of US$349,133 or a net loss of $0.02 per share, in the prior year. The net loss decreased over the prior year's quarter as the Company has since wound up its China joint ventures and shifted its focus to North America.

For further details, please refer to the Company's consolidated financial statements for the period ended March 31, 2006 which have been filed through SEDAR.

About Luna Gold Corp.

Luna is a mining exploration company with a focus on gold exploration in Nevada.

On behalf of the Board of Directors

Luna Gold Corp.

TIM SEARCY

Tim Searcy, President

Website: www.lunagold.com
For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.'s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.